RESULTS OF SHAREHOLDER VOTES

The Annual Meeting of Shareholders of the Fund was held on September 23, 2008. At this meeting, shareholders voted on the election of trustees.

With regard to the election of the following Class I Trustees by common shareholders of the Fund:

                                                                  # of Shares
                                                              ------------------
                                                              In Favor Withheld
--------------------------------------------------------------------------------

Daniel L. Black                                      10,963,898          143,958
Ronald A. Nyberg                                     10,964,993          142,863
Michael A. Smart                                     10,965,602          142,254


The other Trustees of the Fund whose terms did not expire in 2008 are Randall C. Barnes, Nicholas Dalmaso, Tracy V. Maitland, Derek Medina and Gerald L. Seizert.